Exhibit 3.5
CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION OF
CAPITALSOUTH BANCORP
     In accordance with the provisions of Sections 103 and 242 of the General Corporation Law of the State of Delaware, CapitalSouth Bancorp, a corporation organized and existing under the law of the State of Delaware (the “Corporation”), does hereby certify and state as follows:
1.	The Restated Certificate of Incorporation of the Corporation as heretofore filed and amended (the “Restated Certificate of Incorporation”) shall, upon the filing of this Certificate of Amendment, be further amended as follows:
The first paragraph of Article 4 of the Restated Certificate of Incorporation, as it now exists, is hereby deleted in its entirety and the following new first paragraph of Article 4 is substituted in lieu thereof:
“4. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 17,000,000, of which five hundred thousand (500,000) shares, par value of $.01 per share, are to be preferred stock (hereinafter called “Preferred Stock”) and sixteen million five hundred thousand (16,500,000) shares, par value of $1.00 per share, are to be common stock (hereinafter called “Common Stock”).”
2.	The amendments contained herein were duly approved and adopted by the board of directors and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.
3.	Except as otherwise set forth in Paragraph 1 above, all other provisions of the Restated Certificate of Incorporation shall remain as set forth therein.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation to be executed by its duly authorized officers as of the 5th day of June, 2008.
CAPITALSOUTH BANCORP

By:	/s/ W. Dan Puckett
W. Dan Puckett
Its Chairman

ATTEST:

/s/ Carol W. Marsh
Carol W. Marsh
Secretary

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